Christopher Trueax
Associate
+1.215.963.5608
christopher.trueax@morganlewis.com

June 2, 2025

FILED AS EDGAR CORRESPONDENCE

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Rosenberg:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 373, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 374, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the CIBC Atlas Thematic Solutions Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by CIBC Private Wealth Advisors, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Principal Investment Strategies

1.	Comment. Based on the disclosure of sector and industry focus risk, please explain in the discussion that, while the Fund will not concentrate in any industry, it may focus on certain industries based on the Adviser’s evaluation of thematic trends.

Response. The Fund has made the requested revisions.

Principal Risks

2.	Comment. The Staff notes that there is disclosure regarding “junk bonds” in the Principal Investment Strategies section. In connection therewith:

(i)       Please include Principal Risk disclosure as to the risks associated with “junk bonds,” including that bonds rated below investment grade are considered primarily speculative and that they may be more volatile than in higher rated securities of similar maturity.

Michael Rosenberg, Esq.

June 2, 2025

Response. The Fund has made the requested revisions.

(ii)       Please disclose whether the Fund has a policy to not invest in fixed income securities below a specific credit rating, and if so, whether the Fund has a policy addressing whether it may retain or dispose of the security if it drops below the Fund’s minimally acceptable rating.

Response. The Fund has clarified that it may invest in fixed income securities with any credit rating, including unrated fixed income securities.

3.	Comment. Please supplementally discuss whether the Fund intends to focus its investments in a particular country. If it does, please provide appropriate disclosure.

Response. The Fund does not intend to focus its investments in a particular country. Accordingly, the Fund has not added additional disclosure in this regard.

Portfolio Managers

4.	Comment. The Staff notes that the response to Item 10 of Form N-1A states that the Adviser employs a team approach with individuals that are jointly and primarily responsible for making the day-to-day investment decisions for the Fund. Please clarify that fact in the Item 5 of Form N-1A section of the Prospectus.

Response. The Fund has made the requested revisions.

More Information about Fund Investments

5.	Comment. Please add appropriate disclosure in response to Item 9 of Form N-1A regarding the Fund’s ability to engage in active and frequent trading of portfolio securities. Please provide disclosure regarding the tax consequences of increased portfolio turnover and how that may affect the Fund’s performance.

Response. The requested disclosure has been added to the “More Information about Fund Investments” section.

SAI COMMENTS

Descriptions of Permitted Investments

6.	Comment. Please consider whether the recent imposition of tariffs by the United States or other countries is a significant risk to the Fund, and if so, please provide appropriate disclosure.

Response. The Fund has added disclosure regarding the risks of the imposition of tariffs to the SAI.

Michael Rosenberg, Esq.

June 2, 2025

Investment Limitations

7.	Comment. In the paragraph discussing “Concentration,” please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policies.

Response. The Fund is not aware of any published SEC guidance or legal requirement to consider the portfolio holdings of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Fund also notes that the Adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment, which would make such a look-through approach impractical to achieve. Accordingly, the Fund respectfully declines to make the requested change.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax